(d)(2)(L)(i)

June 1, 2017

Voya Investments, LLC

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ  85258

Re:                             Sub-Advisory Agreement dated May 1, 2017 between Voya Investments, LLC (the “Adviser”), Voya Investors Trust (the “Trust”) and J.P. Morgan Investment Management Inc., (the “Sub-Adviser”).

Sub-Advisory Agreement dated November 18, 2014 between Voya Investments, LLC (the “Adviser”), Voya Mutual Funds (the “Trust”) and J.P. Morgan Investment Management Inc., (the “Sub-Adviser”).

Sub-Advisory Agreement dated May 1, 2017 between Voya Investments, LLC (the “Adviser”) and J.P. Morgan Investment Management Inc., (the “Sub-Adviser”).

Ladies and Gentlemen:

The Adviser and the Sub-Adviser are parties to the above-captioned sub-advisory agreements (the “Sub-Advisory Agreements”), pursuant to which the Sub-Adviser furnishes sub-advisory investment services to the series (the “Fund(s)”) of the Trusts and of Voya Partners, Inc., listed on Schedule A hereto.

As the Adviser and the Sub-Adviser have discussed, the Sub-Adviser would like to waive a portion of the sub-advisory fee paid to it by the Adviser for its sub-advisory investment services to the Funds pursuant to the Sub-Advisory Agreements.  This letter agreement is intended to document the Adviser’s and the Sub-Adviser’s agreement regarding this waiver.

The Sub-Adviser hereby agrees to waive a portion of the sub-advisory fee payable to it by the Adviser with respect to each Fund in an amount equal to the amount of the sub-advisory fee attributable to the value of the shares of the Fund that are beneficially owned by retirement plans and IRAs (“Plans”) through insurance company separate accounts as part of variable insurance contracts that were sold to the Plans by an affiliate of the Sub-Adviser (“Plan Owned Fund Shares”).

The Sub-Adviser acknowledges that the average net asset value of the Plan Owned Fund Shares is housed within the Voya Financial Annuities (“VFA”) recordkeeping system and will be provided to the Adviser on the first business day of every month, beginning July 3, 2017, from the VFA team. The Adviser hereby agrees to use its best efforts to calculate the waiver, based on the average net asset value of the Plan Owned Fund Shares during the previous calendar month, as provided to the Adviser by VFA.  The Adviser will send a statement of its calculation of the waiver to the Sub-Adviser at the time of its payment of the sub-advisory fee to the Sub-Adviser.   The Sub-Adviser further acknowledges that it shall not be entitled to collect on or make a claim for the amount of its sub-advisory fees waived pursuant to this letter agreement.

This waiver will be effective as of the first business day of the month in which the Department of Labor’s “Fiduciary Rule” becomes applicable and will continue for an indefinite period of time.  The Sub-Adviser may terminate the waiver at any time on sixty (60) days’ prior written notice to the Adviser.

Please sign and return the enclosed copy of this letter agreement to acknowledge the Adviser’s agreement to its terms.

Very truly yours,

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Scott Moritz
Name:	Scott Moritz
Title:	Vice President

Accepted and Agreed to:

VOYA INVESTMENTS, LLC

By:	/s/ Todd Modic
Name:	Todd Modic
Title:	Senior Vice President

SCHEDULE A

VOYA INVESTORS TRUST

VY® JPMorgan Emerging Markets Equity Portfolio

VY® JPMorgan Small Cap Core Equity Portfolio

VOYA MUTUAL FUNDS

Voya Multi-Manager Emerging Markets Equity Fund (the sleeve managed by J.P. Morgan Investment Management Inc.)

VOYA PARTNERS, INC.

VY® JPMorgan Mid Cap Value Portfolio